Exhibit 99.1

Ballard CEO to Attend Oppenheimer Emerging Growth Conference in New York City, NY

VANCOUVER, May 2, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) has announced that Randy MacEwen, President & Chief Executive Officer, will be attending the Oppenheimer Emerging Growth Conference to be held at the Sofitel Hotel in New York City on Tuesday, May 17th, 2016 (http://www.opco.com/conferences/emerging16/index.aspx).

There will be no formal presentations during this conference event, however Mr. MacEwen will be available for 1-on-1 meetings with interested investors throughout the day, in order to discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas as well as the Company's most recent financial results.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 02-MAY-16